Exhibit 99.1

Huize Holding Limited Reports Fourth Quarter and Full Year 2021 Unaudited Financial Results

SHENZHEN, China, March 18, 2022 (GLOBE NEWSWIRE) – Huize Holding Limited, (“Huize”, the “Company” or “we”) (NASDAQ: HUIZ), a leading digital insurance product and service platform for new generation consumers in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2021.

Fourth Quarter and Full Year 2021 Highlights

•

Gross Written Premiums (“GWP”) facilitated on our platform in the fourth quarter of 2021 increased by 90.2% to RMB1,990.9 million from RMB1,047.0 million in the fourth quarter of 2020. GWP facilitated on our platform for the full year of 2021 increased by 66.2% to RMB5,018.2 million from RMB3,019.9 million in 2020.

•

Operating revenue in the fourth quarter of 2021 increased by 151.6% to RMB976.3 million compared to RMB388.1 million in the fourth quarter of 2020. Operating revenue for the full year of 2021 increased by 84.0% to RMB2,245.0 million from RMB1,220.2 million in 2020.

•	Cumulative number of insurance clients served increased to approximately 7.5 million, and cumulative number of insured clients was approximately 62.5 million as of December 31, 2021.

•	We cooperated with 109 insurer partners, including 66 life and health insurance companies, and 43 property & casualty insurance companies as of December 31, 2021.

“Our strong and resilient execution throughout 2021 drove another record high in both gross written premiums facilitated on our platform and operating revenue, reaching RMB5,018.2 million and RMB2,245.0 million respectively for the year,” said Cunjun Ma, Founder and CEO. “As we head into 2022 amid a backdrop of tightening industry regulations, challenging macroeconomic and capital market conditions, we will continue to remain focused on our customer-centric strategy underpinned by our leading digitalization capabilities to strengthen our market position in the industry. We will rely on our solid digitalization and data analytic capabilities to continue gaining in-depth insights on users to launch new products that meet the protection needs of users, thereby delivering the competitive advantages of a digital insurance platform as an efficient, effective, and inclusive distribution channel. At the same time, we will continue to invest in expanding our offline customer coverage capabilities and to further strengthen the O2O integration of products and services of our digital insurance service ecosystem.”

“In addition, the board has also approved a share repurchase program, which is aligned with our commitment to return value to our shareholders and reflects the confidence we have in Huize’s long-term growth prospects. We believe that the current market conditions provide us with an opportunity to strategically allocate capital to enhance shareholder value while maintaining resources to fund our operations and continued business growth.”

Fourth Quarter 2021 Financial Results

GWP and operating revenue

GWP facilitated on our platform was RMB1,990.9 million (US$312.4 million) in the fourth quarter of 2021, an increase of 90.2% from RMB1,047.0 million in the same period of 2020. Of the GWP facilitated in the fourth quarter of 2021, FYP accounted for RMB1,419.9 million (71.3% of total GWP), an increase of 131.4% year-over-year, and renewal premiums accounted for RMB571.0 million (28.7% of total GWP), an increase of 31.7% year-over-year.

Operating revenue was RMB976.3 million (US$153.2 million) in the fourth quarter of 2021, an increase of 151.6% from RMB388.1 million in the same period of 2020. The increase in operating revenue was primarily driven by the 90.2% increase in the GWP facilitated.

Operating costs

Operating costs were RMB747.9 million (US$117.4 million) in the fourth quarter of 2021, an increase of 156.2% from RMB291.9 million in the same period of 2020. The increase was primarily due to higher marketing channel costs and was in line with the increase in operating revenue.

Operating expenses

Selling expenses were RMB112.3 million (US$17.6 million) in the fourth quarter of 2021, an increase of 57.1% from RMB71.5 million in the same period of 2020. This increase was primarily due to an increase in the salaries and employment benefits.

General and administrative expenses in the fourth quarter of 2021 were RMB56.0 million (US$8.8 million), an increase of 50.2% from RMB37.3 million in the same period of 2020. This increase was primarily due to an increase in the salaries and employment benefits for general and administrative staff, and an increase in professional service expenses.

Research and development expenses in the fourth quarter of 2021 was RMB46.1 million (US$7.2 million), an increase of 190.8% from RMB15.8 million in the same period of 2020, primarily due to an increase in the number of R&D personnel.

Net profit and Non-GAAP net profit for the period

Net profit in the fourth quarter of 2021 was RMB19.8 million (US$3.1 million), compared to a net loss of RMB27.0 million in the same period of 2020. Non-GAAP net profit in the fourth quarter of 2021 was RMB21.6 million (US$3.4 million), compared to a non-GAAP net loss of RMB22.8 million in the same period of 2020.

Full Year 2021 Financial Results

GWP and operating revenue

GWP facilitated was RMB5,018.2 million in 2021, an increase of 66.2% from RMB3,019.9 million in 2020. Of the GWP facilitated in 2021, first year premiums (“FYP”) accounted for RMB3,123.8 million (62.2%) and renewal premiums accounted for RMB1,894.4 million (37.8%).

Operating revenue was RMB2,245.0 million (US$352.3 million) in 2021, an increase of 84.0% from RMB1,220.2 million in 2020. The increase in operating revenue was primarily driven by the 66.2% increase in the GWP facilitated.

Operating costs

Operating costs were RMB1,690.8 million (US$265.3 million) in 2021, an increase of 107.1% from RMB816.4 million in 2020. The increase was primarily due to the expansion of marketing channels to acquire user traffic, and was in line with the increase in operating revenue.

Operating expenses

Selling expenses were RMB350.6 million (US$55.0 million) in 2021, an increase of 52.1% from RMB230.4 million in 2020. This increase was primarily due to an increase in headcount, as well as an increase in advertising and marketing expenses, offset by a write-back in share-based compensation expenses.

General and administrative expenses were RMB197.6 million (US$31.0 million) in 2021, an increase of 31.6% from RMB150.2 million in 2020. This increase was primarily due to an increase in the salaries and employment benefits for general and administrative staff, as well as rental increase from office expansion, offset by a write-back in share-based compensation expenses.

Research and development expenses were RMB120.5 million (US$18.9 million) in 2021, an increase of 145.2% from RMB49.1 million in 2020, primarily due to an increase in the number of R&D personnel.

Net loss and Non-GAAP net loss for the year

Net loss in 2021 was RMB107.7 million (US$16.9 million), compared to a net loss of RMB18.3 million in 2020. Non-GAAP net loss in 2021 was RMB109.5 million (US$17.2 million), compared to a non-GAAP net profit of RMB34.0 million in 2020. The net loss in 2021 was primarily caused by our increased marketing channel expansion and customer acquisition strategies, as well as increased investment in technology.

Cash and cash equivalents

As of December 31, 2021, the combined balance of the Company’s cash and cash equivalents amounted to RMB381.2 million (US$59.8 million), compared to RMB404.6 million as of December 31, 2020.

Share Repurchase Program

The Board of Directors of the Company has approved a share repurchase program under which Huize may repurchase up to US$5 million of its ADSs over the next 12 months. The Company plans to fund the repurchases from its existing cash balance.

Conference Call

The Company’s management team will hold a Direct Event conference call on Friday, March 18, 2022, at 8:00 A.M. Eastern Time (or 8:00 P.M. Beijing Time on the same day) to discuss the financial results. Details for the conference call are as follows:

Event Title:                 Huize Holding Limited Fourth Quarter and Full Year 2021 Earnings Conference Call

Conference ID:           #1398696

Registration Link:       http://apac.directeventreg.com/registration/event/1398696

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers, the Direct Event passcode, and a unique access PIN, which can be used to join the conference call.

A replay of the conference call will be accessible through March 26, 2022, by dialing the following numbers:

International:                              +61-2-8199-0299

Mainland China Toll-Free:       400-820-9035

United States Toll-Free:           +1-855-452-5696

Hong Kong, China Toll Free:   800-963-117

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at ir.huize.com.

About Huize Holding Limited

Huize Holding Limited is a leading digital insurance product and service platform for new generation consumers in China. Targeting the younger generation, Huize is dedicated to serving its insurance clients for their life-long insurance needs. Leveraging its online platform, Huize offers a wide variety of insurance products with a focus on long-term life and health insurance products and empowers its insurer partners to reach a large fragmented client base in the insurance retail market efficiently and enhance their insurance sales. Huize provides insurance clients with digitalized insurance experience and services, including suitable product recommendations, consulting service, intelligent underwriting, and assistance in claim application and settlement, which significantly improve transaction experience.

For more information, please visit http://ir.huize.com.

Use of Non-GAAP Financial Measure Statement

In evaluating our business, we consider and use non-GAAP net profit/(loss) as a supplemental measure to review and assess our operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define non-GAAP net profit/(loss) as net profit/(loss) excluding share-based compensation expenses and interest on convertible bond. Such adjustments have no impact on income tax because either the non-GAAP adjustments were recorded at entities located in tax free jurisdictions, such as the Cayman Islands or because the non-GAAP adjustments were recorded at operating entities located in the PRC for which the non-GAAP adjustments were not deductible for tax purposes.

We present the non-GAAP financial measure because it is used by our management to evaluate our operating performance and formulate business plans. Non-GAAP net profit/(loss) enables our management to assess our operating results without considering the impact of share-based compensation expenses and the interest on convertible bond. We also believe that the use of this non-GAAP financial measure facilitates investors’ assessment of our operating performance.

This non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as an analytical tool. One of the key limitations of using adjusted net profit/(loss) is that it does not reflect all items of income and expense that affect our operations. Further, the non-GAAP financial measure may differ from the non-GAAP financial information used by other companies, including peer companies, and therefore their comparability may be limited.

The non-GAAP financial measure should not be considered in isolation or construed as an alternative to net profit/(loss) or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical non-GAAP financial measure in light of the most directly comparable GAAP measure, as shown below. The non-GAAP financial measure presented here may not be comparable to similarly titled measure presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measures when analyzing our data comparatively. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB6.3726 to US$1.00, the exchange rate on December 31, 2021, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollars amounts referred could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about Huize’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, business outlook and quotations from management in this announcement, contain forward-looking statements. Huize may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Huize’s goal and strategies; Huize’s expansion plans; Huize’s future business development, financial condition and results of operations; Huize’s expectation regarding the demand for, and market acceptance of, its online insurance products; Huize’s expectations regarding its relationship with insurer partners and insurance clients and other parties it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing.

Further information regarding these and other risks is included in Huize’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Huize does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Investor Relations

investor@huize.com

Media Relations

mediacenter@huize.com

Christensen

In China

Ms. Jasmine Zhu

Phone: +852 2117 0861

Email: jasminezhu@christensenir.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

Huize Holding Limited

Unaudited Consolidated Balance Sheets

(all amounts in thousands, except for share and per share data)

	As of December 31	As of December 31
	2020	2021
	RMB	RMB	USD
Assets
Current assets
Cash and cash equivalents	404,618	381,158	59,812
Restricted cash	324,330	183,408	28,781
Contract Assets	216	—	—
Accounts receivables, net of allowance for impairment	232,589	777,262	121,969
Insurance premium receivables	1,974	1,217	191
Amounts due from related parties	251	128	20
Prepaid expense and other receivables	44,377	77,511	12,163
Total current assets	1,008,355	1,420,684	222,936

Non-current assets
Restricted Cash	—	44,418	6,970
Property, plant and equipment, net	10,251	48,461	7,605
Intangible assets, net	2,030	21,626	3,394
Deferred tax assets	605	605	95
Long-term investments	46,084	73,001	11,456
Operating lease right-of-use assets	267,352	247,819	38,888
Goodwill	461	461	72
Other assets	838	379	59

Total non-current assets	327,621	436,770	68,539

Total assets	1,335,976	1,857,454	291,475

Current liabilities
Short-term borrowings	31,540	216,710	34,007
Accounts payable	227,532	680,369	106,765
Insurance premium payables	187,219	124,019	19,461
Contract liabilities	—	7,236	1,135
Other payables and accrued expenses	31,153	71,255	11,181
Payroll and welfare payable	63,919	93,451	14,665
Income taxes payable	2,440	2,440	383
Operating lease liabilities	12,763	14,886	2,336
Amount due to related parties	—	11,875	1,863

Total current liabilities	556,566	1,222,241	191,796

	—
Non-current liabilities
Long-term borrowings	53,860	20,000	3,138
Deferred tax liabilities	605	4,892	768
Operating lease liabilities	252,106	249,183	39,102
Payroll and welfare payable	4,156	225	35
Total non-current liabilities	310,727	274,300	43,043

Total liabilities	867,293	1,496,541	234,839

Shareholders’ equity
Class A common shares	62	62	10
Class B common shares	10	10	2
Treasury stock	(2,063)	(9,545)	(1,498)
Additional paid-in capital	884,920	896,772	140,723
Accumulated other comprehensive income	(21,972)	(27,295)	(4,283)
Accumulated deficit	(392,274)	(499,940)	(78,451)

Total shareholders’ equity	468,683	360,064	56,503
Non-controlling interests	—	849	133

Total shareholders’ equity	468,683	360,913	56,636

Total liabilities and shareholders’ equity	1,335,976	1,857,454	291,475

Huize Holding Limited

Unaudited Consolidated Statements of Comprehensive Income

(all amounts in thousands, except for share and per share data)

	For the Three Months Ended December 31,			For the Twelve Months Ended December 31,
	2020	2021		2020	2021
	RMB	RMB	USD	RMB	RMB	USD
Operating revenue
Brokerage income	386,795	969,703	152,168	1,215,434	2,232,253	350,289
Other income	1,279	6,630	1,040	4,788	12,763	2,003

Total operating revenue	388,074	976,333	153,208	1,220,222	2,245,016	352,292

Operating costs and expenses
Cost of revenue	(291,204)	(746,551)	(117,150)	(813,507)	(1,688,087)	(264,898)
Other cost	(662)	(1,308)	(205)	(2,846)	(2,670)	(419)

Total operating costs	(291,866)	(747,859)	(117,355)	(816,353)	(1,690,757)	(265,317)

Selling expenses	(71,509)	(112,348)	(17,630)	(230,438)	(350,573)	(55,012)
General and administrative expenses	(37,269)	(55,987)	(8,786)	(150,207)	(197,619)	(31,011)
Research and development expenses	(15,843)	(46,072)	(7,230)	(49,135)	(120,478)	(18,906)
Total operating costs and expenses	(416,487)	(962,266)	(151,001)	(1,246,133)	(2,359,427)	(370,246)

Operating (loss)/income	(28,413)	14,067	2,207	(25,911)	(114,411)	(17,954)

Other income/(expenses)
Interest expenses	(345)	(1,570)	(246)	(1,157)	(3,206)	(503)
Unrealized exchange gain/(loss)	29	(40)	(6)	(9)	(59)	(9)
Investment income/(loss)	—	(1,299)	(204)	137	(5,328)	(836)
Others, net	916	4,735	743	10,177	12,627	1,981

Profit before income tax, and share of income/(loss) of equity method investee	(27,813)	15,893	2,494	(16,763)	(110,377)	(17,321)

Income tax expense	845	—	—	(1,768)	—	—
Share of income/(loss) of equity method investee	7	3,954	620	239	2,660	417

Net (loss)/profit	(26,961)	19,847	3,114	(18,292)	(107,717)	(16,904)

Net (loss)/profit attributable to non-controlling interests	—	—	—	—	(51)	(8)
Net (loss)/profit attributable to Huize Holding Limited	(26,961)	19,847	3,114	(18,292)	(107,666)	(16,896)
Redeemable preferred shares redemption value accretion	—	—	—	(4,274)	—	—
Allocation to redeemable preferred shares	—	—	—	1,074	—	—

Net (loss)/profit attributable to common shareholders	(26,961)	19,847	3,114	(21,492)	(107,666)	(16,896)

Net (loss)/profit	(26,961)	19,847	3,114	(18,292)	(107,717)	(16,904)
Foreign currency translation adjustment, net of tax	(12,764)	(1,534)	(241)	(22,386)	(5,323)	(835)

Comprehensive (loss)/income	(39,725)	18,313	2,873	(40,678)	(113,040)	(17,739)

Comprehensive (loss)/income attributable to non-controlling interests	—	(51)	(8)	—	(51)	(8)

Comprehensive (loss)/income attributable to Huize Holding Limited	(39,725)	18,364	2,881	(40,678)	(112,989)	(17,731)

Weighted average number of common shares used in computing net (loss)/profit per share
Basic and diluted	1,022,959,829	1,021,669,215	1,021,669,215	963,817,614	1,021,861,206	1,021,861,206
Net (loss)/profit per share attributable to common shareholders
Basic and diluted	(0.03)	0.02	0.00	(0.02)	(0.11)	(0.02)

Huize Holding Limited

Unaudited Reconciliations of GAAP and Non-GAAP Results

(all amounts in thousands, except for share and per share data)

	For the Three Months Ended December 31,			For the Year Ended December 31,
	2020	2021		2020	2021
	RMB	RMB	USD	RMB	RMB	USD
Net (loss)/profit	(26,961)	19,847	3,114	(18,292)	(107,717)	(16,904)
Share-based compensation expenses	4,208	1,745	274	52,253	(1,824)	(286)

Non-GAAP net (loss)/profit	(22,753)	21,592	3,388	33,961	(109,541)	(17,190)